UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: January 04, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated January 04, 2023 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) regarding Intimation.

January 04, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005, USA

Dear Sirs,

Sub: Intimation

We would like to intimate the following:

1)

The Bank’s advances aggregated to approximately ₹ 15,070 billion as of December 31, 2022, a growth of around 19.5 % over ₹ 12,609 billion as of December 31, 2021 and a growth of around 1.8 % over ₹ 14,799 billion as of September 30, 2022. Gross of transfers through inter-bank participation certificates and bills rediscounted, the Bank’s advances grew by around 23.6% over December 31, 2021 and around 3.3 % over September 30, 2022.

As per the Bank’s internal business classification, domestic retail loans grew by around 21.5% over December 31, 2021 and around 5.0% over September 30, 2022; commercial & rural banking loans grew by around 30.0% over December 31, 2021 and around 5.0% over September 30, 2022; and corporate & other wholesale loans grew by around 20.0% over December 31, 2021 and were lower by around 1.0% over September 30, 2022.

2)

The Bank’s deposits aggregated to approximately ₹ 17,335 billion as of December 31, 2022, a growth of around 19.9% over ₹ 14,459 billion as of December 31, 2021 and a growth of around 3.6% over ₹ 16,734 billion as of September 30, 2022.

Retail deposits increased by around ₹ 670 billion during the quarter, and grew by around 21.5% over December 31, 2021 and around 5.0% over September 30, 2022; wholesale deposits grew by around 11.5% over December 31, 2021 and were lower by around 2.5% over September 30, 2022.

3)

The Bank’s CASA deposits aggregated to approximately ₹ 7,630 billion as of December 31, 2022, a growth of around 12.0% over ₹ 6,812 billion as of December 31, 2021 and a growth of around 0.4% over ₹ 7,597 billion as of September 30, 2022. Retail CASA grew by around 14.4% over December 31, 2021 and around 1.4% over September 30, 2022. The Bank’s CASA ratio stood at around 44% as of December 31, 2022, as compared to 47.1% as of December 31, 2021 and 45.4% as of September 30, 2022.

4)

During the quarter ended December 31, 2022, the Bank purchased loans aggregating ₹ 88.92 billion through the direct assignment route under the home loan arrangement with Housing Development Finance Corporation Limited.

The above information is subject to a limited review by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President – Legal & Company Secretary